Magjak Van Inc

Profit and Loss by Month

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024
Income							
Revenue							
4000 Training Revenue	8,932.66	11,260.65	14,568.17	14,896.83	20,161.62	14,120.02	20,103.90
4020 Optum Revenue				378.00	1,476.87	2,447.03	2,507.32
4025 ASH Revenue							
4050 Supplement and Product Revenue	108.63	132.28	66.60	353.53	22.90		176.10
Total Revenue	**9,041.29**	**11,392.93**	**14,634.77**	**15,628.36**	**21,661.39**	**16,567.05**	**22,787.32**
Total Income	**$9,041.29**	**$11,392.93**	**$14,634.77**	**$15,628.36**	**$21,661.39**	**$16,567.05**	**$22,787.32**
Cost of Goods Sold							
COGS-Services							
4400 Coach Salaries and Wages	8,720.00	11,770.50	17,737.19	11,523.47	10,272.85	9,294.45	9,869.01
4410 Coach Salaries and Wages - Overtime		81.00	113.88	12.96			88.15
4420 Coach Inventive and Bonus Pay	880.00		144.00	2,229.29	246.20	596.60	684.00
Total COGS-Services	**9,600.00**	**11,851.50**	**17,995.07**	**13,765.72**	**10,519.05**	**9,891.05**	**10,641.16**
Total Cost of Goods Sold	**$9,600.00**	**$11,851.50**	**$17,995.07**	**$13,765.72**	**$10,519.05**	**$9,891.05**	**$10,641.16**
GROSS PROFIT	**$ -558.71**	**$ -458.57**	**$ -3,360.30**	**$1,862.64**	**$11,142.34**	**$6,676.00**	**$12,146.16**
Expenses							
5940 Interest Expense						157.92	188.10
5950 Meals & Entertainment	7.02	184.21		302.20			30.67
5954 Charitable Contributions (Non-Marketing)							
5963 Professional Development / Continuing Education				89.25	31.07		
Administrative & Management Payroll							
5100 Mgmt./Owner Salaries and Wages	5,400.00	4,800.00	7,200.00	2,400.00	4,000.00	1,600.00	4,000.00
5150 Payroll Processing Fees	209.77	284.34	320.86	308.12	454.42	263.84	270.40
5170 Employer Provided Benefits (Retirement, Other)	155.00	155.00	155.00	155.00	155.00	275.00	335.00
Total Administrative & Management Payroll	**5,764.77**	**5,239.34**	**7,675.86**	**2,863.12**	**4,609.42**	**2,138.84**	**4,605.40**
Advertising/Promotional							
5000 Social Media Advertising	5,795.37	5,277.29	5,872.87	5,289.28	5,483.06	4,705.10	4,499.89
5010 Paid Search and SEO			500.00	500.00	500.00	500.00	500.00
5020 Direct Mailers	3,018.10						
5025 Print Media					425.00	650.00	770.00
5030 Campaign Management Fees		445.00	530.00	530.00	530.00	530.00	129.50
5040 Local Networking							
5090 Marketing Expenses - Other	987.03	2,150.86	608.57		1,477.00	35.00	
Total Advertising/Promotional	**9,800.50**	**7,873.15**	**7,511.44**	**6,319.28**	**8,415.06**	**6,420.10**	**5,899.39**
Bank & Credit Card Fees							
5600 Credit Card Processing Fees	40.25		312.23	384.53	496.93	531.98	525.51
5690 Banking Fees - Other							
Total Bank & Credit Card Fees	**40.25**		**312.23**	**384.53**	**496.93**	**531.98**	**525.51**
Building, Rent, Utilities & Maintenance							
5400 Base Rent	2,354.14	2,354.14	2,354.14	2,354.14	2,354.14	2,354.14	2,354.14
5420 Building Maintenance	311.25		152.30	-13.56	147.23		
5430 Gas and Electric	270.20	456.94	70.96	290.22	559.97	49.18	333.46
5450 Phone Service	30.60	207.33	421.16		427.98		428.04
5460 Internet Service	114.59		236.50		243.82		243.82
5470 Equipment Maintenance							
5490 Building, Utilities & Maintenance - Other		48.42	52.06	51.98	51.80	51.41	51.46
Total Building, Rent, Utilities & Maintenance	**3,080.78**	**3,066.83**	**3,287.12**	**2,682.78**	**3,784.94**	**2,454.73**	**3,410.92**

Magjak Van Inc

Profit and Loss by Month

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024
Franchisor Fees							
5200 Royalties			1,000.00	1,000.00	1,125.56	1,084.29	1,180.13
5205 Brand Development or Ad Fund			124.47	142.58	187.59	180.71	196.69
5210 Conference Fees				990.00			
5230 Coach Certification & Training		189.00			189.00		
Total Franchisor Fees		**189.00**	**1,124.47**	**2,132.58**	**1,502.15**	**1,265.00**	**1,376.82**
Insurance							
5500 Required Business Insurance							
Total Insurance							
Legal & Professional Fees							
5710 Accounting	250.00	590.72	295.36	645.36	295.36	295.36	
Total Legal & Professional Fees	**250.00**	**590.72**	**295.36**	**645.36**	**295.36**	**295.36**	
Office & Studio Expenses			135.59	20.12	64.84	113.64	68.36
5810 Office Supplies	2,305.57	15.80	194.53	62.29	130.35		260.62
5820 Water Filtration			345.79	62.83	62.83	62.83	62.83
5840 Printing	97.00	1,940.00					
5850 Signage (non-capitalized < $500)	1,329.45			55.79			
5860 Employee Uniforms/Apparel	-129.90					405.57	
5890 Office and Studio Expenses - Other	204.36		150.23			38.36	38.33
Total Office & Studio Expenses	**3,806.48**	**1,955.80**	**826.14**	**201.03**	**258.02**	**620.40**	**430.14**
Recruitment							
5955 Hiring and Recruitment Expenses	33.03	133.88		444.81	280.39	179.34	0.00
Total Recruitment	**33.03**	**133.88**		**444.81**	**280.39**	**179.34**	**0.00**
Software							
5300 Client Management & Payment Processing	168.00	527.61	168.00	5.42	168.00	168.00	168.00
5310 Sales/ Lead-Follow Up CRM	149.00	149.00		188.00	149.00	149.00	149.00
5320 Text and Telephonic Software							
5330 Client Loyalty Software				59.00	59.00	59.00	59.00
5340 Exerbotics eIP Software			551.67	551.67	551.67	551.67	551.67
5390 Software - Other	9.99	201.99	9.99	9.99	48.99	67.65	53.45
Total Software	**326.99**	**878.60**	**729.66**	**814.08**	**976.66**	**995.32**	**981.12**
Travel							
5951 Travel - Conference and Training	-0.08			531.63		0.00	
Total Travel	**-0.08**			**531.63**		**0.00**	
Total Expenses	**$23,109.74**	**$20,111.53**	**$21,762.28**	**$17,410.65**	**$20,650.00**	**$15,058.99**	**$17,448.07**
NET OPERATING INCOME	**$ -23,668.45**	**$ -20,570.10**	**$ -25,122.58**	**$ -15,548.01**	**$ -9,507.66**	**$ -8,382.99**	**$ -5,301.91**
Other Income							
Interest Earned	400.87	305.08	130.79	61.33	44.47	28.27	47.02
Total Other Income	**$400.87**	**$305.08**	**$130.79**	**$61.33**	**$44.47**	**$28.27**	**$47.02**
Other Expenses							
Other Expense							
5956 Postage and Shipping						13.60	

Magjak Van Inc

Profit and Loss by Month

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024
Automobile							
5911 Automobile - Other							
5912 Automobile - Payments							
5913 Gas And Fuel				100.00	108.44		
Total Automobile				**100.00**	**108.44**		
Total Other Expense				**100.00**	**108.44**	**13.60**	
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$100.00**	**$108.44**	**$13.60**	**$0.00**
NET OTHER INCOME	**$400.87**	**$305.08**	**$130.79**	**$ -38.67**	**$ -63.97**	**$14.67**	**$47.02**
NET INCOME	**$ -23,267.58**	**$ -20,265.02**	**$ -24,991.79**	**$ -15,586.68**	**$ -9,571.63**	**$ -8,368.32**	**$ -5,254.89**

Magjak Van Inc

Profit and Loss by Month

January - December 2024

	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Income						
Revenue						$0.00
4000 Training Revenue	17,937.67	17,676.06	17,543.33	12,541.16	19,982.94	$189,725.01
4020 Optum Revenue	2,804.32	3,284.03	3,668.32	4,027.45	4,642.16	$25,235.50
4025 ASH Revenue				148.00	148.00	$296.00
4050 Supplement and Product Revenue	194.12	57.51	141.91	74.77	54.31	$1,382.66
Total Revenue	**20,936.11**	**21,017.60**	**21,353.56**	**16,791.38**	**24,827.41**	**$216,639.17**
Total Income	**$20,936.11**	**$21,017.60**	**$21,353.56**	**$16,791.38**	**$24,827.41**	**$216,639.17**
Cost of Goods Sold						
COGS-Services						$0.00
4400 Coach Salaries and Wages	13,826.48	8,795.84	9,190.03	9,055.41	7,807.57	$127,862.80
4410 Coach Salaries and Wages - Overtime					48.00	$343.99
4420 Coach Inventive and Bonus Pay	736.00	584.00	408.00		1,248.00	$7,756.09
Total COGS-Services	**14,562.48**	**9,379.84**	**9,598.03**	**9,055.41**	**9,103.57**	**$135,962.88**
Total Cost of Goods Sold	**$14,562.48**	**$9,379.84**	**$9,598.03**	**$9,055.41**	**$9,103.57**	**$135,962.88**
GROSS PROFIT	**$6,373.63**	**$11,637.76**	**$11,755.53**	**$7,735.97**	**$15,723.84**	**$80,676.29**
Expenses						
5940 Interest Expense	1,095.18	1,086.33	1,076.56	1,224.07	1,188.70	$6,016.86
5950 Meals & Entertainment	32.84		222.45	19.98	9.99	$809.36
5954 Charitable Contributions (Non-Marketing)					250.00	$250.00
5963 Professional Development / Continuing Education						$120.32
Administrative & Management Payroll						$0.00
5100 Mgmt./Owner Salaries and Wages	4,800.00	1,600.00	2,000.00	2,000.00	2,000.00	$41,800.00
5150 Payroll Processing Fees	267.12	257.28	250.72	377.72	250.72	$3,515.31
5170 Employer Provided Benefits (Retirement, Other)	155.00	155.00	330.00	155.00	155.00	$2,335.00
Total Administrative & Management Payroll	**5,222.12**	**2,012.28**	**2,580.72**	**2,532.72**	**2,405.72**	**$47,650.31**
Advertising/Promotional						$0.00
5000 Social Media Advertising	4,651.69	4,638.85	2,007.98	2,525.74	2,734.37	$53,481.49
5010 Paid Search and SEO	500.00	500.00	500.00	500.00	500.00	$5,000.00
5020 Direct Mailers						$3,018.10
5025 Print Media	770.00	770.00	770.00	1,200.00	1,200.00	$6,555.00
5030 Campaign Management Fees	580.00	580.00	580.00	580.00	580.00	$5,594.50
5040 Local Networking	587.26			80.00		$667.26
5090 Marketing Expenses - Other	998.35		405.33			$6,662.14
Total Advertising/Promotional	**8,087.30**	**6,488.85**	**4,263.31**	**4,885.74**	**5,014.37**	**$80,978.49**
Bank & Credit Card Fees						$0.00
5600 Credit Card Processing Fees	616.67	453.22	520.57	590.11	384.51	$4,856.51
5690 Banking Fees - Other		695.00				$695.00
Total Bank & Credit Card Fees	**616.67**	**1,148.22**	**520.57**	**590.11**	**384.51**	**$5,551.51**
Building, Rent, Utilities & Maintenance						$0.00
5400 Base Rent	2,354.14	2,354.14	2,354.14	2,354.14	2,354.14	$28,249.68
5420 Building Maintenance	219.39					$816.61
5430 Gas and Electric	286.77	170.97	472.57	259.51	289.57	$3,510.32
5450 Phone Service		213.92	428.21		428.30	$2,585.54
5460 Internet Service	121.91		181.90		119.98	$1,262.52
5470 Equipment Maintenance			107.39			$107.39
5490 Building, Utilities & Maintenance - Other	28.97	28.80	28.65	28.69	28.64	$450.88
Total Building, Rent, Utilities & Maintenance	**3,011.18**	**2,767.83**	**3,572.86**	**2,642.34**	**3,220.63**	**$36,982.94**

Magjak Van Inc

Profit and Loss by Month

January - December 2024

	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Franchisor Fees						$0.00
5200 Royalties	1,321.94	1,179.55	1,295.82	1,199.27	1,056.30	$11,442.86
5205 Brand Development or Ad Fund	220.32	196.59	215.97	199.88	176.05	$1,840.85
5210 Conference Fees						$990.00
5230 Coach Certification & Training						$378.00
Total Franchisor Fees	**1,542.26**	**1,376.14**	**1,511.79**	**1,399.15**	**1,232.35**	**$14,651.71**
Insurance						$0.00
5500 Required Business Insurance					1,101.68	$1,101.68
Total Insurance					**1,101.68**	**$1,101.68**
Legal & Professional Fees						$0.00
5710 Accounting		611.94		45.36	45.36	$3,074.82
Total Legal & Professional Fees		**611.94**		**45.36**	**45.36**	**$3,074.82**
Office & Studio Expenses	12.65	42.55	-6.64	22.09	207.72	$680.92
5810 Office Supplies	90.76	243.35	281.10	47.21	7.76	$3,639.34
5820 Water Filtration	59.00	62.83	62.83	62.83	62.83	$907.43
5840 Printing			553.98			$2,590.98
5850 Signage (non-capitalized < $500)						$1,385.24
5860 Employee Uniforms/Apparel	84.00		413.49			$773.16
5890 Office and Studio Expenses - Other	8.51	16.99	94.42	476.61	91.47	$1,119.28
Total Office & Studio Expenses	**254.92**	**365.72**	**1,399.18**	**608.74**	**369.78**	**$11,096.35**
Recruitment						$0.00
5955 Hiring and Recruitment Expenses					24.45	$1,095.90
Total Recruitment					**24.45**	**$1,095.90**
Software						$0.00
5300 Client Management & Payment Processing	185.00	185.00	185.00	185.00	185.00	$2,298.03
5310 Sales/ Lead-Follow Up CRM	159.00	159.00	159.00	159.00	159.00	$1,728.00
5320 Text and Telephonic Software	49.00	49.00	49.00	99.00	99.00	$345.00
5330 Client Loyalty Software	59.00	59.00	59.00	59.00	59.00	$531.00
5340 Exerbotics eIP Software	551.67	551.67	551.67	551.67	551.67	$5,516.70
5390 Software - Other	66.14	66.14	86.29	233.44	251.14	$1,105.20
Total Software	**1,069.81**	**1,069.81**	**1,089.96**	**1,287.11**	**1,304.81**	**$11,523.93**
Travel						$0.00
5951 Travel - Conference and Training	0.00					$531.55
Total Travel	**0.00**					**$531.55**
Total Expenses	**$20,932.28**	**$16,927.12**	**$16,237.40**	**$15,235.32**	**$16,552.35**	**$221,435.73**
NET OPERATING INCOME	**$ -14,558.65**	**$ -5,289.36**	**$ -4,481.87**	**$ -7,499.35**	**$ -828.51**	**$ -140,759.44**
Other Income						
Interest Earned	51.17	64.32	74.61	51.97	39.68	$1,299.58
Total Other Income	**$51.17**	**$64.32**	**$74.61**	**$51.97**	**$39.68**	**$1,299.58**
Other Expenses						
Other Expense						$0.00
5956 Postage and Shipping						$13.60

Magjak Van Inc

Profit and Loss by Month

January - December 2024

	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Automobile						$0.00
5911 Automobile - Other					93.87	$93.87
5912 Automobile - Payments	1,101.00	1,101.00	1,101.00	1,101.00	1,101.00	$5,505.00
5913 Gas And Fuel	195.48	79.03	111.77	100.72	175.47	$870.91
Total Automobile	**1,296.48**	**1,180.03**	**1,212.77**	**1,201.72**	**1,370.34**	**$6,469.78**
Total Other Expense	**1,296.48**	**1,180.03**	**1,212.77**	**1,201.72**	**1,370.34**	**$6,483.38**
Total Other Expenses	**$1,296.48**	**$1,180.03**	**$1,212.77**	**$1,201.72**	**$1,370.34**	**$6,483.38**
NET OTHER INCOME	**$ -1,245.31**	**$ -1,115.71**	**$ -1,138.16**	**$ -1,149.75**	**$ -1,330.66**	**$ -5,183.80**
NET INCOME	**$ -15,803.96**	**$ -6,405.07**	**$ -5,620.03**	**$ -8,649.10**	**$ -2,159.17**	**$ -145,943.24**

Magjak Van Inc

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Credit	-66.47
Huntington Main Checking xx0136	12,034.20
Huntington Savings xx1491	17,013.98
Total Bank Accounts	**$28,981.71**
Other Current Assets	
4470 Product Inventory (Including Procurement Costs--Shipping, Sales Tax)	3,642.61
Inventory	37.26
Total Other Current Assets	**$3,679.87**
Total Current Assets	**$32,661.58**
Fixed Assets	
1610 Exercise Equipment (Exerbotics, SciFit, etc.)	96,835.90
BioSpace Equipment	
Original cost	10,325.18
Total BioSpace Equipment	**10,325.18**
Total 1610 Exercise Equipment (Exerbotics, SciFit, etc.)	**107,161.08**
1620 Furniture, Fixtures and Other Equipment	9,420.78
1630 Other Equipment (Computers, Telephone, Software, etc.)	4,638.31
1640 Leasehold Improvements	49,791.34
1689 Accumulated Amortization---Capitalized Franchise Fees, Royalties	
5901 Franchise Fees/Royalties	49,500.00
5902 Training Franchise Fee	2,500.00
Total 1689 Accumulated Amortization---Capitalized Franchise Fees, Royalties	**52,000.00**
Total Fixed Assets	**$223,011.51**
TOTAL ASSETS	**$255,673.09**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
3767 484788 42008 Business Platinum Card® (1000) - 2	26,943.95
P. VANDEREYK (7822) - 3	9,236.38

Magjak Van Inc

Balance Sheet

As of December 31, 2024

	TOTAL
Total Credit Cards	**$36,180.33**
Other Current Liabilities	
2100 Accrued State & Federal Taxes	-314.05
2105 Payroll Tax Liability	-15,950.54
BioSpace Liability	3,231.66
Total Other Current Liabilities	**$ -13,032.93**
Total Current Liabilities	**$23,147.40**
Long-Term Liabilities	
2600 Other Long-Term Debt	-2,002.64
QB Operating Loan	32,473.63
Total 2600 Other Long-Term Debt	**30,470.99**
Total Long-Term Liabilities	**$30,470.99**
Total Liabilities	**$53,618.39**
Equity	
Opening Balance Equity	-253.34
Partner’s Equity	
3020 Partner Contributions	400,000.00
Total Partner’s Equity	**400,000.00**
Retained Earnings	-51,748.72
Net Income	-145,943.24
Total Equity	**$202,054.70**
TOTAL LIABILITIES AND EQUITY	**$255,673.09**

Magjak Van Inc

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-145,943.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
4470 Product Inventory (Including Procurement Costs--Shipping, Sales Tax)	-3,160.28
Accounts Payable (A/P)	0.00
3767 484788 42008 Business Platinum Card® (1000) - 2	-26,765.47
P. VANDEREYK (7822) - 3	9,236.38
2100 Accrued State & Federal Taxes	-314.05
2105 Payroll Tax Liability	-15,464.36
BioSpace Liability	-3,231.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-39,699.44**
Net cash provided by operating activities	**$ -185,642.68**
INVESTING ACTIVITIES	
1610 Exercise Equipment (Exerbotics, SciFit, etc.)	-3,921.96
1620 Furniture, Fixtures and Other Equipment	-751.29
1630 Other Equipment (Computers, Telephone, Software, etc.)	-871.49
1640 Leasehold Improvements	-7,104.99
Net cash provided by investing activities	**$ -12,649.73**
FINANCING ACTIVITIES	
2600 Other Long-Term Debt	-2,002.64
Other Long-Term Debt:QB Operating Loan	32,473.63
Opening Balance Equity	-253.34
Net cash provided by financing activities	**$30,217.65**
NET CASH INCREASE FOR PERIOD	**$ -168,074.76**
Cash at beginning of period	197,056.47
CASH AT END OF PERIOD	**$28,981.71**